April 26, 2024

Via EDGAR Submission

Ms. Christina Chalk

Ms. Laura McKenzie

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Re:	WisdomTree, Inc. Preliminary Proxy Statement filed April 19, 2024
File No. 001-10932

Dear Ms. McKenzie and Ms. Chalk:

This letter is being submitted on behalf of our client, WisdomTree, Inc. (the “Company”), in response to a comment contained in the letter dated April 26, 2024 from Ms. Laura McKenzie and Ms. Christina Chalk (the “Staff”), of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A that was filed on April 19, 2024 (the “Preliminary Proxy Statement”). The Company is concurrently filing Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”), which includes changes in response to the Staff’s comment. For your convenience, we are also delivering to you by email a marked copy of Amendment No. 1, showing the Company’s changes to the Preliminary Proxy Statement.

For reference purposes, the Staff’s comment has been reproduced in italics herein with the response immediately following such comment.

Preliminary Proxy Statement filed April 19, 2024

General Information for Stockholders About the Annual Meeting, page 10

1.	Clarify the voting standard applicable to the director election. On page 11, you state that "[i]n a contested election, the required vote would be a plurality of votes cast." However, in the same section beginning on page 10 and elsewhere in the proxy statement, you state that your by-laws provide for the election of directors "by the affirmative vote of the majority of votes cast 'for' a director nominee" which "must exceed the number of votes cast 'against' that nominee." Please revise generally and consistently throughout the proxy statement to state the voting standard that will apply to the director election proposal, given the existence of the "vote no" campaign being conducted by ETFS. See Item 21(a) of Schedule 14A.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the voting standard for the election of directors at the 2024 Annual Meeting is a majority of votes cast. For clarity, the Company has deleted the sentence regarding plurality voting on page 11 of the Preliminary Proxy Statement. It has also revised the Preliminary Proxy Statement throughout to clarify various other disclosures given the existence of the “vote no” campaign by ETFS Capital.

April 26, 2024

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Thank you for your review of the filing. Please contact me if you have any further comments or need additional information with respect to the filing.

Sincerely, /s/ Sean M. Donahue Paul Hastings LLP

cc:	Marci Frankenthaler, WisdomTree, Inc.